Mitras	-Already started integrating biological testing with machine learning to make a binary guess on whether a patient will respond to a drug using a 6metric biological test -1-week test, plus shipping tumor samples -Used on colorectal and head and neck cancers	-Cannot test combination therapies or immunotherapies -Biological test has no metabolic, immune or other organ system - Biological test component is hard to scale since service model needs to scale lab space and infrastructure in multiple physical locations Machine learning is still a simple yes/no for whether a drug works on a patient sample	-Can buy from hydrogel, microfluidics and software companies and integrate all the solutions to provide full service	-More complex machine learning that doesn't use a binary drug response (tells what dosage works on a patient instead of only saying a patient will or won't respond to a drug)

Ourotech's device is the only one capable of testing combination therapies and immunotherapies. Solid tumors, such as breast cancer, are no longer treated with individual drugs, but combinations of drugs. Clinically, all breast cancer patients in the US combination therapies (https://www.nccn.org/patients/guidelines/stage_iii_breast/index.html#34). Ourotech is the only company that can test these drugs and identify the best one for a patient. Ourotech is also able to test immunotherapies, which is a rapidly growing part of the cancer therapeutics market that still does not have an accurate way of testing them, despite every big pharma now researching immunotherapies.

Niche

Ourotech's niche is testing combination therapies and immunotherapies for solid tumors. This allows us to personalize medicine for solid tumor patients because they only receive combinations of drugs. We are able to help pharma companies in late stage clinical development by screening patients and identifying new combinations. We are also able to test new immunotherapies and use them individually or in combination with other drugs.

Strategy

Promotion

Ourotech is promoting our product through partnerships and tradeshows. We are partnering with leading academic institutions such as Stanford and Harvard Medical School to test our device to collect the data necessary to sell to pharma companies. We are reaching out to pharma companies and medical professionals through trade shows and conferences to attract early adopters. We are actively publishing academic papers to build trust. Ourotech is currently conducting pilot tests